

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2017

Elizabeth N. Cohernour
Chief Operating Officer
Wintergreen Advisers, LLC
333 Route 46 West, Suite 204
Mountain Lakes, New Jersey 07046

Re: Consolidated-Tomoka Land Co.
Preliminary Proxy Statement filed on Schedule 14A
PREC14A filing made on March 10th, 2017 by Wintergreen Advisers, LLC et al.
File Number: 001-11350

Dear Ms. Cohernour,

We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information to be provided so that we may better understand the disclosure.

Please respond to this letter by amending the Schedule 14A or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and any information you provide in response to these comments, we may have additional comments.

PREC14A filing made on March 10, 2017

1. The disclosure at page six represents that the Wintergreen "nominees are committed to acting in the best interests of all shareholders." Please advise us, with a view toward revised disclosure, of the basis for this representation in light of the potentially conflicting demands that will be placed upon Wintergreen's director nominees, if elected, to simultaneously act in the best interests of the shareholders of the Wintergreen Fund.

2. During CTO's first-ever earnings call on July 21, 2016, it appears that a Wintergreen representative may have intimated that Mr. Albright, the CEO of CTO, resign. If true, please advise us, with a view toward revised disclosure, whether or not such removal continues to be an objective of Wintergreen and, if so, why such an objective would be considered an act undertaken "in the best interest of all shareholders."

3. Advise us, with a view toward revised disclosure, what consideration Wintergreen has given to whether or not its ownership of CTO shares would be treated as illiquid under Rule 22e-4(b)(1)(ii)(B), and, if so, the extent to which Wintergreen has a plan for its future ownership of CTO shares if the investment is considered illiquid.

4. Prior to the time Wintergreen filed its preliminary proxy statement, it issued press releases on January 31 and February 21, 2017 that referenced its plans to conduct a solicitation in opposition. Please provide us with a brief legal analysis that explains whether or not these two public communications were solicitations as defined in Rule 14a-1(l)(iii) of Regulation 14A. To the extent that the press releases constituted solicitations, please advise us what consideration was given by Wintergreen to complying with Rule 14a-12 of Regulation 14A.

5. Wintergreen describes Proposal 3 as a proposal to approve "the proposed executive compensation plan." Proposal 3, however, appears to be a standard "say-on-pay" proposal to approve the compensation paid in 2016 to the issuer's named executive officers. Please remove the implication that a new compensation plan is being submitted for approval.

Proposal 1: Election of Directors, page 17

6. In light of the requirement under Item 5(b)(1)(iii) of Schedule 14A to state whether or not any of the participants have been the subject of criminal convictions within the last ten years, please provide us with a written reply on behalf of each participant in response to this line item notwithstanding the fact that a negative response need not be disclosed in the proxy statement filed under cover of Schedule 14A.

7. Please disclose or provide to us the factual basis upon which Wintergreen relied to support its contention that its nominees have substantial experience in real estate. Page 17 of Wintergreen's proxy statement, line 3, states that "Winters has been involved in numerous real estate investments, including Canary Wharf, Brookfield, Florida East Coast, Pacific Forest, and Weyerhaeuser." Wintergreen also states on page 16, line 6 that "Cohernour has…decades of experience with real estate transactions," and at line 14, that "Mr. Ho has extensive real estate experience contracts [sic] throughout the world."

8. The disclosure indicates that Wintergreen is seeking the authority to vote for not only its director nominees, but also "the nominees of CTO's management to the Board." The first proposal appearing on the form of Green Proxy Card, however, not only appears unnumbered, but also fails to distinguish between the management and non-management director nominee candidates introduced by the issuer. In addition, the disclosures required by Rule 14a-4(d)(4) do not appear to have been provided and reliance on the rule in this context is impermissible. Please revise or advise, especially given that Rule 14a-4(d)(1) only authorizes the proxy holders to vote for bona fide nominees as effectively defined within Rule 14a-4(d)(4). Refer to Exchange Act Release 31326 (October 16, 1992).

9. To the extent that reliance upon Rule 14a-4(d)(4) ultimately is determined to be impermissible due to the final number of Wintergreen director nominees seeking election, please disclose that CTO shareholders will be unable to vote for any of the CTO director nominees and, in effect, we be limited to voting for only Wintergreen's four nominees.

10. Disclose the term of office for which the director nominees will serve if elected.

11. Given that the present number of Wintergreen director nominees, if elected, will constitute a majority of CTO's Board of Directors, please advise us, with a view towards revised disclosure, whether or not the successful election of these non-management director candidates would trigger any change of control provisions that exist within CTOs debt instruments and/or executive compensation arrangements.

Votes Required for Approval, page 18

12. The disclosure indicates that broker non-votes will exist. Under NYSE Rule 452, and the more recent interpretations thereof, however, all matters presented on the proxy card with respect to a contested proxy solicitation are not routine and accordingly, brokers may not exercise their discretionary authority to vote the shares they hold of record. Notwithstanding this interpretation, disclosure at page four indicates that shares may be voted "even" absent the transmission of instructions to a broker, bank or other nominee if held in "street name." Please confirm the accuracy of the existing disclosures by providing us with written affirmation the statements cited from the issuer's proxy statement are correct or revising the disclosure to make clear, if true, that broker non-votes will not exist in this solicitation.

Form of Proxy

13. Please reconcile the apparent inconsistency regarding the intended use of the discretionary authority available under Rule 14a-4(b). In one instance, the bold typeface on page 29 gives the impression that the proxies will vote "for" a single proposal. Given that three out of four proposals could qualify, however, an ambiguity exists with respect to the current disclosure. In addition, the existing bold typeface would not empower the proxy holders to vote in their discretion upon Proposal 4. Please also confirm, if true, that the proxies would vote "for" Proposal 3 if such discretionary authority is being reserved, and otherwise revise or advise.

14. Please advise us, with a view toward revised disclosure, how the participants fulfilled their disclosure obligations under Rule 14a-4(e).

15. Given the apparent unavailability of Rule 14a-4(d), please delete the following reference: "You may also withhold authority to vote for one or more additional Company nominees by writing the name(s) of the Company nominee(s) in the space provided below."

We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-3266 should you have any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions